GRUPO CARSO, S.A. DE C.V.

RECEIVED
2004 DEC 28 P 3:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 20th, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
DEC 29 2004
THOMSON FINANCIAL

SUPPL

04046897

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Please find the relevant matters of Grupo Carso, S.A. de C.V., related to the announcement made by its subsidiary Grupo Sanborns, S.A. de C.V., as follows:

Grupo Carso, S.A. de C.V. informs that as per the announcement made today by its subsidiary Grupo Sanborns, S.A. de C.V., it proceeded with the acquisition of 100% of the shares representing the capital stock of the companies presently operating as one economic unit under the commercial name of "DORIAN'S".

This information was also sent to the Bolsa Mexicana de Valores, S.A. de C.V. (The Mexican Stock Exchange of "BMV"), in accordance with Mexican legislation.

dlw 12/29

Sincerely,

C.P. Quintín Humberto Botas Hernández
Attorney in Fact

Lic. Alejandro Archundia Becerra
Attorney in Fact